UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form N-8F

Application for Deregistration of Certain Registered Investment Companies

I.   General Identifying Information

1. Reasons fund is applying to deregister (check only one; for descriptions, see Instruction I above):

     [X] Merger

     [ ] Liquidation

     [ ] Abandonment of Registration
     (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

     [ ] Election of status as a Business Development Company (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund: ESC Strategic Funds, Inc.

3.   Securities and Exchange Commission File No: 811-8166

4.   Is this an initial Form N-8F or an  amendment  to a  previously  filed Form
     N-8F?

         [ ]      Initial Application                [X]      Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

                  3435 Steltzer Road
                  Columbus, Ohio 43219

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form.

                  William Schwartz
                  Dechert
                  Ten Post Office Square - South
                  Boston, Massachusetts 02109-4603

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

                  SunTrust Banks, Inc.
                  250 Piedmont Ave.
                  Atlanta, GA 30308
                  (404) 588-7711

8.   Classification of fund (check only one):

     [X] Management company;

     [ ] Unit investment trust; or

     [ ] Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

         [X]      Open-end                  [ ]      Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

         Maryland

11. Provide that name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

         SunTrust Equitable Securities
         800 Nashville City Center
         Nashville, Tennessee 37219-1743

         Equitable Asset Management, Inc.
         800 Nashville City Center
         Nashville, Tennessee 37219-1743

         Westcap Investors, LLC
         1111 Santa Monica Blvd.
         Suite 820
         Los Angeles, California 90025

         Brandes Investment Partners, L.P.
         12750 High Bluff Drive
         San Diego, California 92130

         Atlantic Capital Management, LLC
         909 East Main Street
         Richmond, Virginia 23219

         Murray Johnstone International Limited
         11 West Nile Street
         Glasgow, Scotland G1 2PX

         Cincinnati Asset Management, Inc.
         11300 Cornell Park Drive
         Cincinnati, Ohio 45242

         GlobeFlex Capital, L.P.
         4365 Executive Drive
         Suite 740
         San Diego, California 92121

         Llama Asset Management Company, L.P.
         One McIlroy Plaza
         Suite 302
         Fayetteville, Arkansas 72701

         Blairlogie Capital Management

         125 Princes Street
         Edinburgh, Scotland EH2 4AD

12. Provide the name and address of each principal underwriter of the fund during the last five years, event if the fund's contracts with those underwriters have been terminated:

         BISYS Fund Services Limited Partnership

         3435 Steltzer Road
         Columbus, Ohio 43219

         Equitable Securities Corporation
         800 Nashville City Center
         Nashville, Tennessee 37219-1743

13.  If the fund is a unit investment trust ("UIT") provide:

     (a)  Depositor's name(s) and address(es):

     (b)  Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

          [  ] Yes       [X] No

         If Yes, for each UIT state:
                  Name(s):

                  File No.:  811-
                                 --------------------

                  Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

         [X]      Yes      [ ]      No

    If Yes, state the date on which the board vote took place:  December 9, 1999

                                 If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration.

         [X]      Yes      [ ]      No

If Yes, state the date on which the shareholder vote took place:  March 22, 2000

                                 If No, explain:

II.  Distributions to shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

         [X]      Yes      [ ]      No

     (a)  If Yes,  list the date(s) on which the fund made those  distributions:
          March 24 and March 27, 2000

     (b)  Were the distributions made on the basis of net assets?

         [X]      Yes      [ ]      No

     (c)  Were the distributions made pro rata based on shared ownership

         [X]      Yes      [ ]      No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

     (e) Liquidations only: Were any distributions to shareholders made in kind?

                  If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  Closed-end funds only:
     Has the fund issued senior securities?

               [ ]     Yes      [ ]      No

     If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.  Has the fund distributed all of its assets to the fund's shareholders?

         [X]      Yes      [ ]      No

         If No,

     (a) How many shareholders does the fund have as of the date this form is filed?

     (b)  Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

          [ ]    Yes      [X]      No

         If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

          [ ]   Yes      [X]      No

         If Yes,

     (a) Describe the type and amount for each asset retained by the fund as of the dated this form is filed:

     (b)  Why has the fund retained the remaining assets?

     (c)  Will the remaining assets be invested in securities?

          [ ]      Yes      [ ]     No

21.  Does  the  fund  have  any  outstanding   debts  (other  than   face-amount
     certificates if the fund is a face-amount certificate company) or any other liabilities?

          [ ]     Yes      [X]      No

         If Yes,

     (a)  Describe the type and amount of each debt or other liabilities:

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.  Information About Events(s) Leading to Request for Deregistration

22. (a) List the expenses incurred in connection with the Merger or Liquidation:

          (i)   Legal expenses: $42,816.23

          (ii)  Accounting expenses: $4,350.00

          (iii) Other  expenses  (list  and  identify   separately):   printing,
               solicitation and related expenses: $24,640.55

     (iv) Total expenses (sum of lines (i)-(iii) above): $71,806.78

     (b) How were those expenses allocated? The expenses were allocated to each series of the fund pro rata based on the net assets of each series.

     (c) Who paid those expenses? Each series paid its pro rata expenses in an amount up to the total expenses that the series would have borne under the expense cap contractually agreed to by the investment adviser of the fund. The investment adviser bore any expenses that exceeded the total amount that could be allocated to a series of the fund.

     (d)  How did the fund pay for unamortized expenses (if any)? N/A

23. Has the fund previously filed an application for an order of the commission regarding the Merger or Liquidation?

          [ ]    Yes      [X]      No

         If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   Conclusion of Fund Business

24.  Is the fund a party to any litigation or administrative proceeding?

         [X]      Yes      [ ]      No

         If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

         The fund is currently a co-defendant with SunTrust Equitable Securities Corporation in a class action lawsuit filed by former shareholders of ESC Strategic Value Fund (the "Series"), a series of the fund that was liquidated in early 1999. The crux of the complaint is that the Series' prospectus and other filings failed to disclose the circumstances and risks under which the Series might liquidate and that the Series made misrepresentations about seeking investors for the long term.

         The plaintiff class representative and defendants have agreed in principle to settle all claims against both defendants. A portion of the settlement is to be paid by the insurance carrier for both defendants. The balance and all attorney fees will be paid by SunTrust Equitable Securities Corporation. No amount of the fees or settlement has been or will be paid by the fund or the Series.

         The settlement must be approved by the Court. The hearing to approve the settlement is scheduled for December 4, 2000. We are not aware of any reason the settlement would not be approved.

         Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

          [ ]    Yes      [X]      No

         If Yes, describe the nature and extent of those activities:

VI.  Mergers Only

25.  (a)  State the name of the fund surviving the Merger:  STI Classic Funds

     (b)  State the Investment Company Act file number of the fund surviving the
          Merger: 811-6557

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

                  File No. 333-93175
                  Form Type:  N-14
                  Date Filed:  January 31, 2000

     (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

         The undersigned states that (i) he or has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of ESC Strategic Funds, Inc., (ii) he is the President of ESC Strategic Funds, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorized the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

                                                      /s/ R. Jeffrey Young